mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

March 12, 2010

Mssrs. M. James and J. Webb
Office of Corporate Finance
US Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re: mPhase Technologies, Inc.(the “Company”)
Finalizing Materiality review for estimated
liabilities under EITF 00-19 to determine if prior financial statements require restatement:

Dear Mssrs. James and Webb:

Pursuant to our telephone conversations with the Staff of the Commission the past two weeks and our conversation Wednesday March 3, 2010, and your follow up note via e-mail on March 5, 2010 the Company has performed the following expansion of its “materiality” analysis. We believe we have narrowed this topic to the final issues with respect to what remains necessary to evaluate to determine what amendments may be required of previously issued Periodic reports for the recording of contingent liabilities, if Material, the Staff has determined are required for certain free standing warrants under EITF 00-19.

With respect to statements already issued we understand:

That the potential contingent liability for the period March 31, 2008 which the Company concluded was immaterial and does not require amendment to the Form 10q for that period; is a conclusion the staff does not object to.

With respect to June 30, 2008; September 30, 2008 and perhaps December 31, 2008 you wanted to see Materiality evaluated under the simplified method and if any variation were applied to the simplified method such variation should be based upon authoritative guidance that we cite and provide what we believe to be the relevant part of such guidance that supports our position.

I. VALUATION

a.

Pursuant to our conference call on March 3, 2010 the simplified calculation previously provided indicates that the June 30, 2008 and at least the September 30, 2008 financials would be materially affected; and the December information indicates the evaluation of potential error is necessary.

SIMPLIFIED METHOD APPLIED UNDER SAB 110

After applying the present reading regarding the simplified method, as referred to in Topic 14 in SEC Literature and further discussed in both SAB 107 and 110 (a summary of relevant guidance provided from the guidance section of the SEC website is attached as footnote Ia.); the staff suggests subsequent to December 31, 2007 the Simplified method should be adjusted for circumstances where sufficient historical information exists to estimate the term of some or all of the warrants that could be based upon actual experience.

A review of the warrant holders where the contract term was used as the expected term in the initial calculation referred to as the simplified calculation resulted in noting that one warrant holder had a significant enough history to evaluate and estimate the expected term. The 4-1-08 warrant to purchase 11,111,112 shares was issued to the “Platinum Partners” group of Value funds; an accredited investor that has participated in multiple private placements and has exercised multiple warrants within one year or less and never longer than 24 months from the original issuance per an informal review of transfer agent information. As to not prolong this submission we used the average life of the last two warrants, both of which were exercised, as the expected term in the SAB 110 valuation, which does not require a sophisticated analysis such as a lattice model, per the staff bulletin. We have requested a more detailed history back to 2004 from our transfer agent should a more sophisticated calculation be needed for your confirmation of our conclusion under this method.

VALUATION UNDER ASR 268

b.

The alternative values to the simplified values provided 3-2-10 were computed with June 30, 2008 prices, vol. and rate for int.; and differ in estimated value from the simplified method discussed above due to different expected term assumptions. These were based upon the estimated contractual cycles of the convertible debentures based upon ASR 268 and paragraphs 8-10 of EITF 00-19. This could be discussed further if the above method dos not resolve the Valuation issue.

II-CLASSIFICATION AND RE-CLASSIFICATION

a.

The freestanding warrants were all recordable at their initial issuance to permanent equity to corresponding expense or cash and apic. The original entries for the platinum partners investment for the original, replacement warrant and charge to reparations are attached for your review. These warrants are temporary equity when they entail a liability under paragraphs 32 of EITF 00-19 as our convertible debentures are “reasonable contracts” for purposes of indeterminate shares under paragraphs 14-18 under EITF 00-19, and charges into and out of temporary equity as revalued are not chargeable to earnings as re-iterated in paragraphs 33 through 38 of Topic 98.

b.	The revised materiality work papers for 6-30-08 are provided illustrating both the change in value as chargeable to equity and earnings. Both result in a an immaterial effect on the financial statements at 6-30-08 and therefore thereafter.

We will continue to work with corporate finance with respect to other comments they have given us regarding our Form 10K dated June 30, 2009.and Form 10Q dated September 30, 2009 and with respect to our Preliminary Proxy for our Annual Meeting for the fiscal Year ended June 30, 2008.

If you have any questions or comments, please contact myself at 917-324-0354. Thank you for the considerable time you have given this matter and your assistance.

Very truly yours,

Edward Suozzo